Form 20-F
Algoma Steel Group Inc.
filed 2021-10-22
CIK 1860805

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: October 19, 2021

Commission File Number: 001-40924

Algoma Steel Group Inc.

(Exact name of Registrant as specified in its charter)

Not applicable	British Columbia
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

105 West Street

Sault Ste. Marie, Ontario

P6A 7B4, Canada

(705) 945-2351

(Address of principal executive offices)

John Naccarato

Algoma Steel Group Inc.

105 West Street

Sault Ste. Marie, Ontario

P6A 7B4, Canada

Tel: (705) 945-2351

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, without par value	ASTL	The NASDAQ Stock Market LLC
Warrants to purchase Common Shares	ASTLW	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On October 19, 2021, the issuer had 112,074,095 common shares, without par value, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐    No  ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐    No  ☐

EXPLANATORY NOTE

On October 19, 2021 (the “Closing Date”), Algoma Steel Group Inc. (formerly known as 1295908 B.C. Ltd.), a corporation organized under the laws of the Province of British Columbia (“Algoma”), consummated the previously announced business combination pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), by and among Algoma, Algoma Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Algoma (“Merger Sub”), and Legato Merger Corp., a Delaware corporation (“Legato”), which provided for, among other things, the merger of Merger Sub with and into Legato, with Legato surviving as a wholly-owned subsidiary of Algoma, and with the securityholders of Legato becoming securityholders of Algoma (the “Merger”). Capitalized terms used and not otherwise defined in this Shell Company Report on Form 20-F have the respective meanings given those terms in the Proxy Statement/Prospectus (the “Proxy Statement/Prospectus”), forming part of the Registration Statement on Form F-4 of the Company, as amended (File No. 333-257732) (the “Registration Statement”).

Prior to the effective time of the Merger (the “Effective Time”), (i) Algoma effectuated a reverse stock split (“Stock Split”), such that each outstanding common share in the capital of Algoma became such number of common shares of Algoma (“Algoma Common Shares”), each valued at $10.00 per share, as determined by the Conversion Factor (as defined in the Merger Agreement), and each such Algoma Common Share was subsequently distributed to the equityholders of Algoma’s ultimate parent company, and (ii) each outstanding LTIP Award that had vested was exchanged for the right to acquire a number of Algoma Common Shares as determined by reference to the Conversion Factor (“Replacement LTIP Awards”), subject to the holder of such LTIP Award having executed an exchange agreement and joinder to the Lock-up Agreement, such that after giving effect to the Stock Split and the LTIP Exchange, immediately prior to the Merger (and prior to the completion of the PIPE Investment (as defined below)), there were 75.0 million Algoma Common Shares outstanding on a fully-diluted basis.

As a result of the Merger, (i) each outstanding unit of Legato was separated immediately prior to the Effective Time into one share of common stock, par value $0.0001 per share, of Legato (“Legato Common Stock”) and one warrant exercisable for one share of Legato Common Stock (“Legato Warrant”), (ii) at the Effective Time each outstanding share of Legato Common Stock was converted into and exchanged for the right to receive one newly issued Algoma Common Share and (iii) at the Effective Time, pursuant to the Warrant Agreement, as amended by the Amendment Agreement, each Legato Warrant was converted into an equal number of warrants to purchase Algoma Common Shares (“Algoma Warrants”), with each Algoma Warrant exercisable for one Algoma Common Share for $11.50 per share, subject to adjustment, with the exercise period beginning November 18, 2021, the date that is 30 days following the closing of the Merger.

On May 24, 2021, concurrently with the execution of the Merger Agreement, Algoma and Legato entered into Subscription Agreements (the “PIPE Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors subscribed for and purchased, and Algoma and Legato issued and sold to such PIPE Investors, an aggregate of 10,000,000 Algoma Common Shares and shares of Legato Common Stock at $10.00 per share for an aggregate purchase price of approximately $100 million (the “PIPE Investment”).

Following the consummation of the Merger on the Closing Date, Legato was dissolved and its assets and liabilities were distributed to Algoma.

Following the closing of the PIPE Investment, and after giving effect to redemptions of shares by stockholders of Legato and payment of transaction expenses, the transactions described above generated approximately US$306 million for Algoma.

The Algoma Common Shares and the Algoma Warrants are traded on The Nasdaq Stock Market LLC (“Nasdaq”) “ASTL” and “ASTLW”, respectively and the Toronto Stock Exchange (“TSX”) under the symbols “ASTL” and “ASTL.WT,” respectively.

Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (the “Report”) to “we”, “us”, “our”, “Algoma” or the “Company” refer to Algoma Steel Group Inc., a company organized under the laws of the Province of British Columbia, and its consolidated subsidiaries.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements relate to, among others, our plans, objectives and expectations for our business, operations and financial performance and condition, and can be identified by terminology such as “may”, “should”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” and similar expressions that do not relate solely to historical matters. Forward-looking statements are based on management’s belief and assumptions and on information currently available to management. Although we believe that the expectations reflected in forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements.

Forward-looking statements in this Report and in any document incorporated by reference in this Report may include, but are not limited to, statements about:

•	the risk that the benefits of the Merger may not be realized;

•	the outcome of any legal proceedings that may be initiated in connection with the Merger;

•	the effect of the Merger on Algoma’s business relationships, operating results and business generally;

•	risks that the Merger could disrupt current plans and operations of Algoma;

•	foreign exchange rate;

•	future financial performance;

•	future cash flow and liquidity;

•	future capital investment;

•	our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness, with a substantial amount of indebtedness;

•	significant domestic and international competition;

•	increased use of competitive products;

•	a protracted fall in steel prices;

•	excess capacity, resulting in part from expanded production in China and other developing economies;

•	low-priced steel imports and decreased trade regulation;

•	protracted declines in steel consumption caused by poor economic conditions in North America or by the deterioration of the financial position of our key customers;

•	increases in annual funding obligations resulting from our under-funded pension plans;

•	supply and cost of raw materials and energy;

•	currency fluctuations, including an increase in the value of the Canadian dollar against the U.S. dollar;

•	environmental compliance and remediation;

•	unexpected equipment failures and other business interruptions;

•	a protracted global recession or depression;

•	changes in our credit ratings or the debt markets;

•	the ability of Algoma to implement and realize its business plans, including Algoma’s ability to make investments in electric arc furnace (“EAF”) steelmaking;

ii

•

the risk that the anticipated benefits of (i) the loan of up to C$200 million from Innovation, Science, and Economic Development Canada’s Strategic Innovation Fund and (ii) the loan of up to C$220 million from the Canada Infrastructure Bank (together, the “Green Steel Funding”) will fail to materialize as planned or at all;

•	changes in general economic conditions, including as a result of the COVID-19 pandemic;

•	projected increases in liquid steel capacity as a result of the proposed transformation to EAF steelmaking;

•	projected cost savings associated with the proposed transformation to EAF steelmaking;

•

projected reduction in CO2 emissions associated with the proposed transformation to EAF steelmaking, including with respect to the impact of such reductions on the Green Steel Funding and carbon taxes payable;

•	our ability to enter into contracts to source scrap and the availability of scrap; and

•	the availability of alternative metallic supply.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Proxy Statement/Prospectus, which section is incorporated herein by reference. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this Report. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports we will file from time to time with the SEC after the date of this Report.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward looking statements contained in this Report and any subsequent written or oral forward-looking statements that may be issued by the Company or persons acting on its behalf.

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Information regarding the directors and executive officers of the Company after the closing of the Merger is included in the Proxy Statement/Prospectus under the section titled “Management of Algoma Following the Merger” and is incorporated herein by reference.

On October 19, 2021, in connection with the closing of the Merger, each of David D. Sgro, Eric S. Rosenfeld and Brian Pratt was appointed as a director of the Company.

In addition, on October 21, 2021, Mary Anne Bueschkens, Gale Rubenstein and James Gouin were appointed as directors of the Company. For biographical information concerning such additional directors, see below:

Name	Age	Position
Mary Anne Bueschkens	60	Director
Gale Rubenstein	68	Director
James Gouin	61	Director

Mary Anne Bueschkens is a globally experienced business executive, attorney and board member. She has held progressive roles as General Counsel, President, CEO and Vice-Chair of the Board of Directors and member of the Nominating and Governance Committee of ABC Technologies Inc., a TSX-listed global Tier One automotive parts supplier, in addition to serving as a Board and Audit Committee Member of ACPS, a leading European automotive parts supplier. She was previously a tax partner with a leading Canadian law firm where she was the Head of the National Tax Group and on the Executive Management Committee. Ms. Bueschkens is a member of the Board of Governors of the Royal Ontario Museum and its Nominating and Governance Committee, and a member of the Original Equipment Suppliers Association. She completed her undergraduate and graduate studies in sciences and business at the University of Windsor (B.Sc., B.Comm and MBA) and her law degree at Osgoode Hall Law School, York University (JD Law). She also is a holder of the Institute of Corporate Directors Director designation (ICD.D) from the Rotman School of Business Management, Toronto.

Gale Rubenstein is an experienced board director with deep expertise in corporate pensions and regulatory matters, corporate governance, restructuring and crisis management. She has spent the last 40 years of her career with Goodmans LLP, including as a partner since 1986. Ms. Rubenstein’s board experience includes the University Pension Plan Ontario – Inaugural Chair Board of Trustees since 2019, board member of Hydro One from 2007-2018, and board member of the Canadian Lawyers Liability Assurance Society from 1990-2012. She was also a member of the Executive Committee and the Partners Compensation Committee at Goodmans LLP. Ms. Rubenstein is a member of the Law Society of Ontario and the Canadian Bar Association. She received her LL. B. from Osgoode Hall Law School.

James Gouin served as President, Chief Executive Officer, and a member of the board of directors of Tower International, Inc. (“Tower”), a global manufacturer of engineered automotive products from 2017 until the sale of Tower in 2019. Mr. Gouin served as President of Tower during 2016 after joining the company in November 2007 as Executive Vice President and Chief Financial Officer. Prior to Tower, Mr. Gouin served as a Senior Managing Director of the corporate finance practice of FTI Consulting, Inc. (“FTI”), a business advisory firm. Before joining FTI, Mr. Gouin spent 28 years at Ford Motor Company in a variety of senior positions, including as Vice President, Finance and Global Corporate Controller from 2003 to 2006 and as Vice President of Finance, Strategy and Business Development of Ford Motor Company’s International Operations from 2006 to 2007. Mr. Gouin also served on the Board of Trustees of the University of Detroit Mercy until October 2017, and the Board of Vista Maria, a non-profit corporation, until 2019. Since 2015, he has served on the board, the Audit Committee, and the Compensation and Human Capital Committee of Exterran Corporation, an upstream oil, gas, and water solution company. Mr. Gouin received a B.B.A. from the Detroit Institute of Technology and an M.B.A. from the University of Detroit Mercy.

The business address for each of the directors and executive officers of the Company is 105 West Street, Sault Ste. Marie, Ontario, P6A 7B4, Canada.

B. Advisers

Goodmans LLP, Bay Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario M5H 2S7, Canada, has acted as counsel for the Company with respect to Canadian law and continues to act as counsel for the Company with respect to Canadian law following the completion of the Merger.

Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019-6064, United States, has acted as U.S. securities counsel for the Company and continues to act as U.S. securities counsel to the Company following the completion of the Merger.

Lawson Lundell LLP, Suite 1600 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, Canada has acted as counsel for the Company with respect to British Columbia law and continues to act as counsel for the Company with respect to British Columbia law following the completion of the Merger.

C. Auditors

Deloitte LLP, Chartered Professional Accountants, 8 Adelaide Street West, Suite 200, Toronto, Ontario, Canada M5H 0A9, has acted as the accounting firm for the Company for the years ended March 31, 2021, 2020 and 2019.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

Selected financial information regarding Algoma is included in the Proxy Statement/Prospectus under the section titled “Selected Historical Financial Data of Algoma” and is incorporated herein by reference.

B. Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of June 30, 2021, after giving effect to the Merger and the PIPE Investment:

As of June 30, 2021
Pro Forma Combined Consolidated(1)	(C$) in millions
Cash and cash equivalents	$410.1

Total indebtedness	1,760.7

Share capital	907.3
Accumulated other comprehensive income	(6.9)
Contributed Surplus	31.7
Accumulated deficit	(607.4)

Total equity	324.8

Total capitalization	$2,085.5

(1)	Reflects actual redemptions of 716 shares of Legato Common Stock in connection with the Merger.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors related to the business and operations of Algoma are described in the Proxy Statement/Prospectus under the section titled “Risk Factors”, which is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

See “Explanatory Note” in this Report for additional information regarding the Company and the Merger Agreement. Certain additional information about the Company is included in the Proxy Statement/Prospectus under the section titled “Algoma’s Business” and is incorporated herein by reference. The material terms of the Merger are described in the Proxy Statement/Prospectus under the section titled “The Merger Agreement”, which is incorporated herein by reference.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Algoma Common Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

The website address of the Company is http://www.algoma.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B. Business Overview

Information regarding the business of Algoma is included in the Proxy Statement/Prospectus under the sections titled “Algoma’s Business” and “Algoma’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are incorporated herein by reference.

C. Organizational Structure

The Company was incorporated on March 23, 2021 under the laws of the Province of British Columbia and has subsidiaries in the United States and Canada, which are listed below:

Name	Country of Incorporation and Place of Business	Percentage Ownership Interest Held by Algoma Steel Group Inc.
Algoma Steel Holdings Inc.	Canada	100%
Algoma Steel Intermediate Holdings Inc.	Canada	100%
Algoma Steel Inc.	Canada	100%
Algoma Docks GP Inc.	Canada	100%
Algoma Steel USA Inc.	United States	100%
Algoma Docks Limited Partnership	Canada	100%

D. Property, Plants and Equipment

Information regarding the facilities of Algoma is included in the Proxy Statement/Prospectus under the sections titled “Algoma’s Business” and “Algoma’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition and results of operations of Algoma is included in the Proxy Statement/Prospectus under the section titled “Algoma’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Information regarding the directors and executive officers of the Company after the closing of the Merger is included in the Proxy Statement/Prospectus under the section titled “Management of Algoma Following the Merger” and is incorporated herein by reference. In addition, the information contained in Item 1.A of this Shell Company Report on Form 20-F is incorporated herein by reference.

B. Compensation

Information regarding the compensation of the directors and executive officers of the Company, including a summary of the Company’s Omnibus Incentive Equity Plan, is included in the Proxy Statement/Prospectus under the section titled “Executive Compensation” and is incorporated herein by reference.

Indemnification

The Company has entered into indemnification agreements with its directors and executive officers. Information regarding such indemnification agreements is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Person Transactions – Algoma” and is incorporated herein by reference.

C. Board Practices

Information regarding the board of directors of the Company subsequent to the Merger is included in the Proxy Statement/Prospectus under the section titled “Management of Algoma Following the Merger” and is incorporated herein by reference.

D. Employees

Information regarding the employees of Algoma is included in the Proxy Statement/Prospectus under the section titled “Algoma’s Business — Employees” and is incorporated herein by reference.

E. Share Ownership

Information regarding the ownership of Algoma Common Shares by our directors and executive officers is set forth in Item 7.A of this Report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and accompanying footnotes set forth information known to Algoma regarding the actual beneficial ownership of the Algoma Common Shares by:

•	each person who is, or is expected to be, the beneficial owner of more than 5% of the outstanding Algoma Common Shares or preferred shares of Algoma, as applicable;

•	each of Algoma’s current directors and named executive officers; and

•	all directors and officers of Algoma, as a group.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, Algoma Common Shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the Algoma Common Shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

The beneficial ownership of Algoma is based on 112,074,095 Algoma Common Shares issued and outstanding as of October 19, 2021. In computing the number of Algoma Common Shares beneficially owned by a person and the percentage ownership of such person, Algoma deemed to be outstanding all Algoma Common Shares subject to Algoma Warrants or Replacement LTIP Awards held by the person that are currently exercisable or exercisable within 60 days of October 19, 2021. Algoma did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Algoma Common Shares beneficially owned by them. To our knowledge, no Algoma Common Shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Name and Address of Beneficial Owner	Number of Algoma Common Shares	Percentage of Algoma Common Shares
5% Holders:
Bain Capital LP(1)	14,226,717	12.7%
Barclays Bank PLC(2)	11,573,022	10.3%
Contrarian Capital Management, L.L.C.(3)	6,075,237	5.4%
GoldenTree Asset Management LP(4)	5,688,870	5.1%
Officers, Directors(5)
Michael McQuade(6)	1,258,047	1.1%
Rajat Marwah(6)	376,778	*
John Naccarato(6)	376,778	*
Robert Dionisi(6)	215,302	*
Shawn Galey(6)	322,953	*
Mark Nogalo(6)	322,953	*
Robert Wesley(6)	322,953	*
Brian Pratt(7)	3,996,334	3.6%
Eric S. Rosenfeld(8)	2,115,880	1.9%
David D. Sgro(9)	1,277,377	1.1%
Andy Harshaw(6)	18,432	*
Andrew E. Schultz(6)	18,432	*
Mary Anne Bueschkens	—	—
Gale Rubenstein	—	—
James Gouin	—	—
Total Officers and Directors(10)	10,622,219	9.2%

*	Less than 1%.

(1)

Consists of Algoma Common Shares held of record by Community Insurance Company, Future Fund Board of Guardians, Bain Capital Senior Loan Fund, L.P., Bain Capital Credit Managed Account (PSERS), L.P., Bain Capital High Income Partnership, L.P., RBS Pension Trustee Limited , Bain Capital Credit Managed Account (TCCC), L.P., Kaiser Foundation Hospitals, Kaiser Permanente Group Trust, Global Loan Fund (formerly known as Bain Capital Senior Fund Public Limited Company), Catholic Health Initiatives Master Trust, Sunsuper Pooled Superannuation Trust, San Francisco City and County Employees Retirement System, Bain Capital Credit Rio Grande FMC, L.P., Aon Hewitt Group Trust—High Yield Plus Bond Fund, FirstEnergy System Master Retirement Trust, CHI Operating Investment Program L.P., Los Angeles County Employees Retirement Association, Bain Capital Senior Loan Fund (SRI), L.P., BCSSS Investments S.à r.l., TMPSL Investments Limited (formerly known as MPS Investments S.à r.l.), Blue Cross of California, Bain Capital Credit (Australia) Pty Ltd in its capacity as trustee of QCT, Sears Holdings Pension Trust, Bain Capital Distressed and Special Situations 2013 (D), L.P., Bain Capital Distressed and Special Situations 2013 (AIV I), L.P., Bain Capital Distressed and Special Situations 2013 (AIV II Master), L.P., Bain Capital Distressed and Special Situations 2013 (B), L.P., Avery Point III CLO and Limited and Avery Point IV CLO, Limited. The address of the Bain Funds is c/o Bain Capital LP, 200 Clarendon Street, Boston, Massachusetts 02116.

(2)	The business address of Barclays Bank PLC is 745 7th Avenue, New York, New York 10166.
(3)

Consists of Algoma Common Shares held of record by Contrarian Capital Fund I, L.P., Contrarian Centre Street Partnership, L.P., Contrarian Capital Trade Claims, L.P., Contrarian Emerging Markets, L.P., Contrarian EM II, LP, E1 SP, a Segregated Portfolio of EMAP SPC, Emma 1 Master Fund, L.P., EMMA 2 Fund, L.P., Contrarian Opportunity Fund, L.P., Contrarian Advantage B-LP and Boston Patriot Summer St LLC. The shares are beneficially owned by certain funds and accounts (the “Contrarian Funds”) that are managed by Contrarian Capital Management, L.L.C. (“Contrarian”). Jon R. Bauer is the Sole Managing Member of Contrarian. Contrarian has discretionary authority to trade the shares and make voting and investment decisions relating to such shares via an investment management agreement with the relevant Contrarian Funds. Contrarian is not the beneficial owner of the shares. The business address for each of the funds explicitly named in this footnote is 411 West Putnam Avenue, Suite 425, Greenwich, CT 06830.

(4)

Consists of Algoma Common Shares held of record by GoldenTree Asset Management Lux Sarl, GoldenTree High Yield Value Fund Offshore (Strategic), Limited, Kapitalforeningen MP Invest, High Yield obligationer (formerly known as Kapitalforeningen Unipension Invest, High Yield obligationer), San Bernardino County Employees’ Retirement Association, CenturyLink, Inc. Defined Benefit Master Trust, Kapitalforeningen PenSam Invest, PSI 84 US high yield II, Stitching PGGM Depository acting in its capacity as titleholder for PGGM High Yield Fund, City of New York Group Trust, GT NM, LP, GoldenTree Multi-Sector Master Fund ICAV—Golden Tree Multi Sector Master Fund Portfolio A, GoldenTree High Yield Value Master Fund ICAV -GoldenTree High Yield Value Master Fund Portfolio A and Kapitalfoerningen MP Invest, High Yield Obligationer II. The shares are beneficially owned by certain funds and accounts (the “GTAM Funds”) that are managed by GoldenTree Asset Management LP (“GTAM LP”). GoldenTree Asset Management LLC (“GTAM LLC”) is the General Partner of GTAM LP. Steven A. Tananbaum is the Sole Managing Member of GTAM LLC. GTAM LP has discretionary authority to trade the shares and make voting and investment decisions relating to such shares via an investment management agreement with the relevant GTAM Funds. GTAM LP is not the beneficial owner of the shares. The business address for each of the funds explicitly named in this footnote is 300 Park Avenue, 21st Floor, New York, NY 10022.

(5)	Unless otherwise indicated, the business address of each of the officers, directors and 5% holders is 105 West Street, Sault Ste. Marie, Ontario, P6A 7B4, Canada.
(6)	Represents Algoma Common Shares issuable pursuant to Replacement LTIP Awards.
(7)

Includes 350,000 Algoma Common Shares held by the Pratt Grandchildren’s Trust and 220,000 Algoma Common Shares issuable upon the exercise of Algoma Warrants (of which 50,000 Algoma Warrants are held by the Pratt Grandchildren’s Trust), which Algoma Warrants become exercisable on November 18, 2021, the date that is 30 days following completion of the Merger. Mr. Pratt is the trustee and has sole voting and dispositive power over the shares held by the Pratt Grandchildren’s Trust. Mr. Pratt disclaims beneficial ownership of the shares held by Pratt Grandchildren’s Trust except to the extent of his ultimate pecuniary interest therein.

(8)

Includes 36,794 Algoma Common Shares issuable upon the exercise of Algoma Warrants, which Algoma Warrants become exercisable on November 18, 2021, the date that is 30 days following completion of the Merger.

(9)

Includes an aggregate of 507,937 Algoma Common Shares held by trusts established for Mr. Rosenfeld’s children (the “Rosenfeld Children’s Trusts”) and 5,460 Algoma Common Shares issuable upon the exercise of Algoma Warrants held by Mr. Sgro, which Algoma Warrants become exercisable on November 18, 2021, the date that is 30 days following completion of the Merger. Mr. Sgro is the trustee of the Rosenfeld Children’s Trusts and has sole voting and dispositive power over the shares held by the Rosenfeld Children’s Trusts. Mr. Sgro disclaims beneficial ownership of such shares except to the extent of his ultimate pecuniary interest therein.

(10)	Includes 3,232,628 Algoma Common Shares issuable pursuant to Replacement LTIP Awards.

B. Related Party Transactions

Information regarding certain related party transactions is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Person Transactions” and is incorporated herein by reference.

C. Interests of Experts and Counsel

None/Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

Legal Proceedings

From time to time, Algoma may become involved in legal proceedings or be subject to claims arising in the ordinary course of its business. Algoma is not currently a party to any legal proceedings, the outcome of which, if determined adversely to Algoma, would individually or in the aggregate have a material adverse effect on its business or financial condition.

B. Significant Changes

A discussion of significant changes since June 30, 2021, respectively, is provided under Item 4 of this Report and is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Listing of Algoma Common Shares and Algoma Warrants

The Algoma Common Shares and Algoma Warrants are listed on Nasdaq under the symbols ASTL and ASTLW, respectively. Holders of Algoma Common Shares and Algoma Warrants should obtain current market quotations for their securities. There can be no assurance that the Algoma Common Shares and/or Algoma Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Algoma Common Shares and/or Algoma Warrants could be delisted from Nasdaq. In particular, Nasdaq requires us to have at least 400 round lot holders of Algoma Common Shares and 100 round lot holders of Algoma Warrants. A delisting of the Algoma Common Shares would likely affect the liquidity of the Algoma Common Shares and could inhibit or restrict the ability of the Company to raise additional financing.

Following the closing of the Merger, Algoma also became a reporting issuer in Canada under applicable Canadian securities laws and has listed the Algoma Common Shares and Algoma Warrants on the TSX under the symbols “ASTL” and “ASTL.WT,” respectively.

Lock-up Agreements

Information regarding the lock-up restrictions applicable to the Algoma Common Shares is included in the Proxy Statement/Prospectus under the section titled “Agreements Entered into in Connection with the Merger Agreement” and is incorporated herein by reference.

Algoma Warrants

Upon the completion of the Merger, there were 24,179,000 Algoma Warrants outstanding. The Algoma Warrants, which entitle the holder to purchase one Algoma Common Share at an exercise price of $11.50 per share, will become exercisable on November 18, 2021, the date that is 30 days after the completion of the Merger. The Algoma Warrants will expire five years after the completion of the Merger or earlier upon redemption or liquidation in accordance with their terms.

B. Plan of Distribution

Not applicable.

C. Markets

The Algoma Common Shares and Algoma Warrants are listed on Nasdaq under the symbols ASTL and ASTLW, respectively. There can be no assurance that the Algoma Common Shares and/or Algoma Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Algoma Shares and/or Algoma Warrants could be delisted from Nasdaq. In particular, Nasdaq requires us to have at least 400 round lot holders of Algoma Common Shares and 100 round lot holders of Algoma Warrants. A delisting of the Algoma Common Shares would likely affect the liquidity of the Algoma Common Shares and could inhibit or restrict the ability of the Company to raise additional financing.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

We are authorized to issue an unlimited number of Algoma Common Shares, without par value, and an unlimited number of preferred shares, without par value, issuable in series.

Information regarding our share capital is included in the Proxy Statement/Prospectus under the section titled “Description of Algoma Common Shares” and is incorporated herein by reference.

B. Memorandum and Articles of Association

Information regarding certain material provisions of the articles of the Company is included in the Proxy Statement/Prospectus under the section titled “Description of Algoma Common Shares” and is incorporated herein by reference.

C. Material Contracts

Information regarding certain material contracts is included in the Proxy Statement/Prospectus under the section titled “Agreements entered into in connection with the Merger Agreement” and is incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by the Company to non-resident holders of Algoma Common Shares, other than withholding tax requirements.

E. Taxation

Information regarding certain tax consequences of owning and disposing of Algoma Common Shares and Algoma Warrants is included in the Proxy Statement/Prospectus under the section titled “Certain Material U.S. Federal Income Tax Considerations” and “Certain Material Canadian Federal Income Tax Considerations” and is incorporated herein by reference.

F. Dividends and Paying Agents

Algoma has not paid any dividends to its shareholders. Algoma’s board of directors will consider whether or not to institute a dividend policy in the future. The determination to pay dividends will depend on many factors, including, among others, Algoma’s financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, solvency tests imposed by applicable corporate law and other factors that Algoma’s board of directors may deem relevant.

G. Statement by Experts

The financial statements for Legato Merger Corp. as of December 31, 2020, and for the period from June 26, 2020 (inception) through December 31, 2020, incorporated by reference herein have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

The financial statements of Algoma Steel Group Inc. as at March 31, 2021 and 2020, and for the years ended March 31, 2021, 2020 and 2019, incorporated in this Report by reference from the Company’s Registration Statement, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance on the report of such firm given upon their authority as experts in auditing and accounting.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also make available on our website, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is https://www.algoma.com. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Annual Report.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Information regarding quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under the section titled “Algoma’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Not applicable.

II-1

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The audited consolidated financial statements of Algoma Steel Group Inc. are incorporated by reference to pages F-2 to F-44 of the Proxy Statement/Prospectus, filed with the SEC on September 20, 2021.

The unaudited pro forma condensed combined consolidated financial statements of Algoma Steel Group Inc. and Legato Merger Corp. are attached as Exhibit 15.1 to this Report.

III-1

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Restated Articles of Algoma Steel Group Inc. (formerly known as 1295908 B.C. Ltd.), incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-257732) filed with the SEC on September 8, 2021.

2.1	Specimen Common Share Certificate of Algoma Steel Group Inc., incorporated by reference to Exhibit 4.5 to Amendment No. 1 to the Company’s Registration Statement on Form F-4 (File No. 333-257732) filed with the SEC on August 17, 2021.

2.2*	Amendment Agreement, by and among Algoma Steel Group Inc., Legato Merger Corp., Continental Stock Transfer & Trust Company and TSX Trust Company, dated as of October 19, 2021.

2.3	Specimen Warrant Certificate of Algoma Steel Group Inc., incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form F-4 (File No. 333-257732) filed with the SEC on September 8, 2021.

4.1	Agreement and Plan of Merger, dated as of May 24, 2021, by and among Algoma Steel Group Inc. (formerly known as 1295908 B.C. Ltd.), Algoma Merger Sub, Inc., and Legato Merger Corp., incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form F-4 (File No. 333-257732) filed with the SEC on July 7, 2021.

4.2*	Investor Rights Agreement, dated as of October 19, 2021.

4.3	Form of Support Agreement, dated as of May 24. 2021, incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4 (File No. 333-257732) filed with the SEC on July 7, 2021.

4.4	Form of PIPE Subscription Agreement, dated as of May 24, 2021, incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-4 (File No. 333-257732) filed with the SEC on July 7, 2021.

4.5	Form of Lock-up Agreement, dated as of May 24, 2021, incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-4 (File No. 333-257732) filed with the SEC on July 7, 2021.

4.7	Form of Director and Executive Officer Indemnification Agreement, incorporated by reference to Exhibit 10.13 to Amendment No 1 to the Company’s Registration Statement on Form F-4 (File No. 333-257732) filed with the SEC on August 17, 2021.

4.8*	Algoma Steel Group Inc. Omnibus Incentive Equity Plan.

8.1*	List of subsidiaries of Algoma Steel Group Inc.

15.1*	Unaudited Pro Forma Condensed Combined Financial Statements of Algoma Steel Group Inc. and Legato Merger Corp.

15.2*	Consent of Deloitte LLP.

15.3*	Consent of WithumSmith+Brown, PC.

*	Filed herewith.

III-2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Algoma Steel Group Inc.

October 22, 2021	By:	/s/ Michael McQuade
Name: Michael McQuade
Title: Chief Executive Officer

III-3