Form 40-F
period 2023-03-31
Algoma Steel Group Inc.
filed 2023-06-22
CIK 1860805

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
40-F

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended March 31, 2023
Commission File Number:
001-40924

ALGOMA STEEL GROUP INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	3312	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
105 West Street
Sault Ste. Marie, Ontario
P6A 7B4, Canada
Tel: (705)
945-2351
(Address and telephone number of Registrant’s principal executive offices)
Algoma Steel USA Inc.
1209 Orange Street
Wilmington, Delaware 19801
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, without par value	ASTL	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Common Share at an exercise price of US$11.50 per share	ASTLW	The Nasdaq Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
103,567,884 Common Shares outstanding as of March 31, 2023
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒    No ☐
Indicate by check mark whether the Registrant has submitted
electronically
every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
Yes ☒    No ☐
Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule
12b-2
of the Exchange Act.
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).
☐

FORWARD-LOOKING STATEMENTS
This annual report on Form
40-F
(this “Annual Report”) of Algoma Steel Group Inc. (the “Company”) includes or incorporates by reference “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”), that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of the Company’s business, financial condition, results of operations, liquidity, plans and strategic objectives, the Company’s expectation to pay a quarterly dividend, the expected timing of the EAF (as defined below) transformation and the resulting increase in raw steel production capacity and reduction in carbon emissions. In some cases, you can identify forward-looking statements by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” or the negative of these terms or other similar expressions. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. The statements the Company makes regarding the following matters are forward-looking by their nature:

●	future financial performance;

●	future cash flow and liquidity;

●	future capital investment;

●	the Company’s ability to operate its business, remain in compliance with debt covenants and make payments on its indebtedness, with a substantial amount of indebtedness;

●	significant domestic and international competition;

●	macroeconomic pressures in the markets in which the Company operate;

●	increased use of competitive products;

●	a protracted fall in steel prices resulting in impairment of assets;

●	excess capacity, resulting in part from expanded production in China and other developing economies;

●	low-priced steel imports and decreased trade regulation, tariffs and other trade barriers;

●	protracted declines in steel consumption caused by poor economic conditions in North America or by the deterioration of the financial position of the Company’s key customers;

●	increases in annual funding obligations resulting from our under-funded pension plans;

●	supply and cost of raw materials and energy;

●	impact of a downgrade in credit rating and its impact on access to sources of liquidity;

●	currency fluctuations, including an increase in the value of the Canadian dollar against the U.S. dollar;

●	environmental compliance and remediation;

●	unexpected equipment failures and other business interruptions;

●	a protracted global recession or depression;

●
changes in or interpretation of royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations, including potential environmental liabilities that are not covered by an effective indemnity or insurance;

●	risks associated with existing and potential lawsuits and regulatory actions made against the Company;

●	impact of disputes arising with our partners;

●
the ability of the Company to implement and realize its business plans, including the Company’s ability to complete its transition to electric arc furnace (“
EAF
”) steelmaking on time and at its anticipated cost;

●	the Company’s ability to operate the EAF;

●
the risks that higher cost of internally generated power and market pricing for electricity sourced from the Company’s current grid in Northern Ontario could have an adverse impact on our production and financial performance;

●	access to an adequate supply of the various grades of steel scrap at competitive prices;

●	the risks associated with the steel industry generally;

●	economic, social and political conditions in North America and certain international markets;

●	changes in general economic conditions, including as a result of the COVID-19 pandemic; or the ongoing conflict between Russia and Ukraine that commenced in February 2022;

●	risks associated with inflation rates;

●	risks inherent in the Corporation’s corporate guidance;

●	failure to achieve cost and efficiency initiatives;

●	risks inherent in marketing operations;

●	risks associated with technology, including electronic, cyber and physical security breaches;

●	projected increases in capacity liquid steel as a result of the transformation to EAF steelmaking;

●	projected cost savings associated with the transformation to EAF steelmaking;

●
projected reduction in carbon dioxide (“
CO
2
”) emissions associated with the transformation to EAF steelmaking, including with respect to the impact of such reductions on the Green Steel Funding (as defined in the AIF) and carbon taxes payable;

●	construction projects are subject to risks, including delays and cost overruns;

●	the Company’s ability to enter into contracts to source scrap and the availability of scrap;

●	the availability of alternative metallic supply;

●	the Company’s expectation to declare and pay a quarterly dividend; and

●	business interruption or unexpected technical difficulties, including impact of weather; counterparty and credit risk; labor interruptions and difficulties.
The preceding list is not intended to be an exhaustive list of all of the Company’s forward-looking statements. The forward-looking statements are based on the Company’s beliefs, assumptions and expectations of future performance, taking into account the information currently available to it. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause the Company’s actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “
Risk Factors
” in the Company’s Annual Information Form (“AIF”), filed as Exhibit 99.1 to this Annual Report.
You should not rely upon forward-looking statements as predictions of future events. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying assumptions will prove to be correct. Except as required by law, the Company undertakes no obligation to update publicly any forward-looking statements for any reason after the date of this Annual Report, to conform these statements to actual results or to changes in the Company’s expectations.
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The
Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Annual Report in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
INCORPORATED DOCUMENTS
Annual Information Form
The Company’s AIF is filed as
Exhibit 99.1
to this Annual Report.

Management’s Discussion and Analysis
The Company’s management’s discussion and analysis (“MD&A”) is filed as
Exhibit 99.2
to this Annual Report.
Audited Annual Financial Statements
The Company’s consolidated financial statements and the reports of our Independent Registered Public Accounting Firm thereon are filed as
Exhibit 99.3
to this Annual Report.
DISCLOSURE CONTROLS AND PROCEDURES
A. Evaluation of disclosure controls and procedures.
 Disclosure controls and procedures are designed to provide reasonable assurance that (i) information required to be disclosed by the Company in reports that it files or submits to the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including its President and Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions regarding required disclosure.
At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective.
B. Management’s annual report on internal control over financial reporting
. The Company’s management, including the CEO and CFO, is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2023, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of March 31, 2023.
The Company’s independent registered public accounting firm, Deloitte LLP, have audited the consolidated financial statements included in this annual report and have issued a report dated June 21, 2023 on the Company’s internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
C. Attestation report of the registered public accounting firm
. Deloitte LLP’s attestation report, “Report of Independent Registered Public Accounting Firm”, accompanies the Company’s consolidated financial statements for the fiscal year ended March 31, 2023, dated as at June 21, 2023, which are attached hereto as Exhibit 99.3.
D. Changes in internal control over financial reporting
. During the period covered by this annual report on Form 40-F, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended March 31, 2023.
AUDIT COMMITTEE FINANCIAL EXPERT
The Company’s board of directors (the “Board”) has determined that it has at least one audit committee financial expert serving on its Audit Committee. The Board has determined that James Gouin is an audit committee financial expert and is independent, as that term is defined by the Exchange Act and the Nasdaq Stock Market LLC’s (“Nasdaq”) corporate governance standards applicable to the Company.
The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Board in the absence of such designation and does not affect the duties, obligations or liability of any other member of the Audit Committee or Board.

CODE OF ETHICS
The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended March 31, 2023. The Code is posted on the Company’s website at https://ir.algoma.com/corporate-governance/governance-overview. If there is an amendment to the Code, or if a waiver of the Code is granted to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Deloitte LLP acted as the Company’s independent registered public accounting firm (PCAOB ID No. 1208) for the fiscal year ended March 31, 2023. See the section entitled “Audit Committee Information — External Auditor Service Fees” in the Company’s AIF, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by Deloitte LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees and tax fees).
AUDIT COMMITTEE
PRE-APPROVAL
POLICIES AND PROCEDURES
See the section entitled “Audit Committee Information —
Pre-Approval
Policies and Procedures” in the Company’s AIF, which is attached hereto as Exhibit 99.1. No audit-related fees, tax fees or other non-audit
fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule
2-01
of Regulation
S-X.
OFF-BALANCE
SHEET ARRANGEMENTS
During the year ended March 31, 2023, the Company did not have any commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons (which are not otherwise discussed in its Management’s Discussion and Analysis for the fiscal year ended March 31, 2023, which is attached hereto as Exhibit 99.2) that have or are reasonably likely to have a material current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources of the Company.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Board has a separately designated standing Audit Committee that satisfies the requirements of Exchange Act Rule
10A-3.
The Company’s Audit Committee is comprised of James Gouin, Andy Harshaw, Andrew Schultz, David Sgro and Sanjay Nakra, all of whom the Board has determined to be independent (as determined under Rule
10A-3
of the Exchange Act and the Nasdaq listing standards) and financially literate.
CORPORATE GOVERNANCE PRACTICES
There are certain differences between the corporate governance practices applicable to the Company and those applicable to U.S. companies under the Nasdaq listing standards. A summary of the significant differences can be found on the Company’s website at https://ir.algoma.com/corporate-governance/governance-overview.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking
The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form
40-F
arises or transactions in said securities.

B.	Consent to Service of Process
The Company has filed an Appointment of Agent for Service of Process and Undertaking on Form
F-X
with respect to the class of securities in relation to which the obligation to file this Annual Report arises.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form for the year ended March 31, 2023

99.2	Management’s Discussion and Analysis for the year ended March 31, 2023

99.3	Consolidated financial statements for the years ended March 31, 2023 and 2022

99.4	Certificate of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Deloitte LLP

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Exchange Act, Algoma Steel Group Inc. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: June 21, 2023

ALGOMA STEEL GROUP INC.

By:	/s/ Michael Garcia
Name: Michael Garcia
Title: Chief Executive Officer