Form 40-F
period 2024-03-31
Algoma Steel Group Inc.
filed 2024-06-21
CIK 1860805

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 2054
9

FORM
40-F

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended March 31, 2024
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
104,103,072 Common Shares outstanding as of March 31, 202
4
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
☐

FORWARD-LOOKING STATEMENTS
This annual report on Form
40-F
(this “Annual Report”) of Algoma Steel Group Inc. (the “Company”) includes or incorporates by reference “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”), that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of the Company’s business, financial condition, results of operations, liquidity, plans and strategic objectives, the Company’s expectation to pay a quarterly dividend, the expected timing of the EAF (as defined below) transformation and the resulting increase in raw steel production capacity and reduction in carbon emissions. In some cases, you can identify forward-looking statements by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” or the negative of these terms or other similar expressions. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. In addition, the Company’s business and operations involve numerous risks and uncertainties, many of which are beyond the Company’s control, which could result in our expectations not being realized or otherwise materially affect the Company’s financial position, financial performance and cash flows. Although management believes that expectations reflected in forward-looking statements are reasonable, such statements involve risks and uncertainties and should not be regarded as a representation by the Company or any other person that the anticipated results will be achieved. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. The Company’s forward-looking statements are not guarantees of future performance, and actual events, results and outcomes may differ materially from our expectations suggested in any forward-looking statements due to a variety of factors, including, among others, those set forth in the section entitled “
Risk factors
” in the Company’s annual information form for the year ended March 31, 2024 (the “AIF”), which is filed as Exhibit 99.1 to this Annual Report. Although it is not possible to identify all of these factors, they include, among others, the following:

•	future financial performance;

•	future cash flow and liquidity;

•	future capital investment;

•	the Company’s ability to operate the business, remain in compliance with debt covenants and make payments on the Company’s indebtedness, with a substantial amount of indebtedness;

•	restrictive covenants in debt agreements limit the Company’s discretion to operate the business;

•	significant domestic and international competition;

•	macroeconomic pressures in the markets in which the Company operates;

•	increased use of competitive products;

•	a protracted fall in steel prices resulting in reduced revenue and/or impairment of assets;

•	excess capacity, resulting in part from expanded production in China and other developing economies;

•	low-priced steel imports and decreased trade regulation, tariffs and other trade barriers;

•	protracted declines in steel consumption caused by poor economic conditions in North America or by the deterioration of the financial position of the Company’s key customers;

•	increases in annual funding obligations resulting from the Company’s under-funded Pension Plans and Wrap Plan (each as defined in the AIF);

•	supply and cost of raw materials and energy;

•	impact of a downgrade in credit rating, including on access to sources of liquidity;

•	currency fluctuations, including an increase in the value of the Canadian dollar against the U.S. dollar;

•	environmental compliance and remediation;

•	unexpected equipment failures and other business interruptions;

•	a protracted global recession or depression;

•
changes in or interpretation of royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations, including potential environmental liabilities that are not covered by an effective indemnity or insurance;

•	risks associated with existing and potential lawsuits and regulatory actions against the Company;

•	impact of disputes arising with our partners;

•	the Company’s ability to implement and realize its business plans, including its ability to complete the transition to electric arc furnace (“ EAF ”) steelmaking on time and at its anticipated cost;

•	the Company’s ability to operate the EAF;

•	expected increases in liquid steel capacity as a result of the transformation to EAF steelmaking;

•	expected cost savings associated with the transformation to EAF steelmaking;

•
expected reduction in carbon dioxide emissions associated with the transformation to EAF steelmaking, including with respect to the impact of such reduction on the Federal SIF EAF Loan (as defined in the AIF) and carbon taxes payable;

•
the risks that higher cost of internally generated power and market pricing for electricity sourced from the Company’s current grid in Northern Ontario could have an adverse impact on the Company’s production and financial performance;

•	the risks that indigenous groups’ claims and rights to consultation and accommodation may affect the Company’s ability to complete the EAF Transformation (as defined in the AIF);

•	access to an adequate supply of the various grades of steel scrap at competitive prices;

•	the risks associated with the steel industry generally;

•	economic, social and political conditions in North America and certain international markets;

•	changes in general economic conditions, including ongoing market uncertainty and global geopolitical instability;

•	risks associated with inflation rates;

•	risks inherent in the Company’s corporate guidance;

•	failure to achieve cost and efficiency initiatives;

•	risks inherent in marketing operations;

•	risks associated with technology, including electronic, cyber and physical security breaches;

•	construction risks, including delays and cost overruns;

•	the Company’s ability to enter into contracts to source steel scrap and the availability of steel scrap;

•	the availability of alternative metallic supply;

•	the Company’s expectation to declare and pay a quarterly dividend;

•	the limited functionality of the coke oven batteries as they remain unstable and not fully operational

•	business interruption or unexpected technical difficulties, including impact of weather;

•	counterparty and credit risk;

•	labor interruptions and difficulties; and

•	changes in the Company’s credit ratings or the debt markets.
The preceding list is not intended to be an exhaustive list of all of the Company’s forward-looking statements. The forward-looking statements are based on the Company’s beliefs, assumptions and expectations of future performance, taking into account the information currently available to it. These statements are only predictions based upon the Company’s current expectations and projections about future events. There are important factors that could cause the Company’s actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “
Risk Factors
” in the AIF, filed as Exhibit 99.1 to this Annual Report.
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
Management’s Discussion and Analysis
The Company’s management’s discussion and analysis (“MD&A”) is filed as
Exhibit 99.2
to this Annual Report.
Audited Annual Financial Statements
The Company’s consolidated financial statements and the reports of independent registered public accounting firm thereon are filed as
Exhibit 99.3
to this Annual Report.
DISCLOSURE CONTROLS AND PROCEDURES
A. Evaluation of disclosure controls and procedures.
Disclosure controls and procedures are designed to provide reasonable assurance that (i) information required to be disclosed by the Company in reports that it files or submits to the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions regarding required disclosure.

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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2024, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of March 31, 2024.
The Company’s independent registered public accounting firm, Deloitte LLP, have audited the consolidated financial statements included in this annual report and have issued a report dated June 20, 2024 on the Company’s internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
C. Attestation report of the registered public accounting firm
. Deloitte LLP’s attestation report, “Report of Independent Registered Public Accounting Firm”, accompanies the Company’s consolidated financial statements for the fiscal year ended March 31, 2024, dated as at June 20, 2024, which are filed as Exhibit 99.3 to this Annual Report.
D. Changes in internal control over financial reporting
. During the period covered by this annual report on Form
40-F,
no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended March 31, 2024.
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

CODE OF ETHICS
The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended March 31, 2024. The Code is posted on the Company’s website at https://ir.algoma.com/corporate-governance/governance-overview. If there is an amendment to the Code, or if a waiver of the Code is granted to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Deloitte LLP acted as the Company’s independent registered public accounting firm (PCAOB ID No. 1208) for the fiscal year ended March 31, 2024. See the section entitled “Audit Committee Information - External Auditor Service Fees” in the Company’s AIF, which is filed
as Exhibit 99.1
 to this Annual Report
, for the total amount billed to the Company by Deloitte LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees and tax fees).
AUDIT COMMITTEE
PRE-APPROVAL
POLICIES AND PROCEDURES
See the section entitled “Audit Committee Information -
Pre-Approval
Policies and Procedures” in the Company’s AIF, which is filed as Exhibit 99.1 to this Annual Report. No audit-related fees, tax fees or other non-audit
fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule
2-01
of Regulation
S-X.
OFF-BALANCE
SHEET ARRANGEMENTS
During the year ended March 31, 2024, the Company did not have any commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons (which are not otherwise discussed in its Management’s Discussion and Analysis for the fiscal year ended March 31, 2024, which is filed as Exhibit 99.2 to this Annual Report) that have or are reasonably likely to have a material current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources of the Company.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Board has a separately designated standing Audit Committee that satisfies the requirements of Exchange Act Rule
10A-3.
The Company’s Audit Committee is comprised of James Gouin, Andy Harshaw, Sanjay Nakra and Eric Rosenfeld, all of whom the Board has determined to be independent (as determined under Rule
10A-3
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
The Company has filed an Appointment of Agent for Service of Process and Undertaking on Form
F-X
with respect to the class of securities in relation to which the obligation to file this Annual Report arises.

EXHIBIT INDEX

Exhibit No.	Description

97	Algoma Steel Group Inc. Clawback Policy

99.1	Annual Information Form for the year ended March 31, 2024

99.2	Management’s Discussion and Analysis for the year ended March 31, 2024

99.3	Consolidated financial statements for the years ended March 31, 2024 and 2023

99.4	Certificate of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Deloitte LLP

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Exchange Act, Algoma Steel Group Inc. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: June 20, 2024

ALGOMA STEEL GROUP INC.

By:	/s/ Michael Garcia
Name: Michael Garcia
Title: Chief Executive Officer