Form 40-F
period 2025-12-31
Algoma Steel Group Inc.
filed 2026-03-12
CIK 1860805

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
40-F

☐
Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒
Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended
December 31
, 2025
Commission File Number:
001-40924

ALGOMA STEEL GROUP INC.
(Exact name of Registrant as specified in its charter)

British Columbia , Canada	3312	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
105 West Street
Sault Ste. Marie, Ontario
P6A 7B4, Canada
Tel: (705)
945-2351
(Address and telephone number of Registrant’s principal executive offices)
Algoma Steel USA Inc.
1209 Orange Street
Wilmington, Delaware 19801
Tel: (302)
658-7581
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
104,933,802 Common Shares outstanding as of December 31, 2025
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
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
☐

FORWARD-LOOKING STATEMENTS
This annual report on Form
40-F
(this “Annual Report”) of Algoma Steel Group Inc. (the “Company”) includes or incorporates by reference “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”), that are subject to risks and uncertainties. These forward-looking statements include information about imposed and threatened tariffs, including the impact, timing and resolution thereof, trends in the pricing of steel, the Company’s transition to EAF (defined below) steelmaking, including the progress, costs and timing of completion of the Company’s EAF project, expected timing for a complete transition to EAF steelmaking, the Company’s expected annual raw steel production capacity and reduction in carbon emissions following completion of the EAF project, the Company’s future as a leading producer of green steel, the potential impacts of inflationary pressures, the Company’s ability to preserve and strengthen near-term liquidity and financial flexibility, including labor availability, global supply chain disruptions on costs, the Company’s modernization of its plate mill facilities, transformation journey, ability to deliver greater and long-term value, ability to offer North America a secure steel supply and a sustainable future, and investment in its people, and processes, and statements regarding potential borrowings under the Company’s credit facilities, and the Company’s strategy, plans or future financial or operating performance. In some cases, you can identify forward-looking statements by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” or the negative of these terms or other similar expressions. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. In addition, the Company’s business and operations involve numerous risks and uncertainties, many of which are beyond the Company’s control, which could result in our expectations not being realized or otherwise materially affect the Company’s financial position, financial performance and cash flows. Although management believes that expectations reflected in forward-looking statements are reasonable, such statements involve risks and uncertainties and should not be regarded as a representation by the Company or any other person that the anticipated results will be achieved. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. The Company’s forward-looking statements are not guarantees of future performance, and actual events, results and outcomes may differ materially from our expectations suggested in any forward-looking statements due to a variety of factors, including, among others, those set forth in the section entitled “
Risk factors
” in the Company’s annual information form for the year ended December 31, 2025 (the “AIF”), which is filed as Exhibit 99.1 to this Annual Report. Although it is not possible to identify all of these factors, they include, among others, the following:

•	future financial performance;

•	future cash flow and liquidity;

•	future capital investment;

•	low-priced steel imports, decreased trade regulation, and other trade barriers including tariffs and/or trade wars;

•	the Company’s ability to operate the business, remain in compliance with debt covenants and make payments on the Company’s indebtedness, with a substantial amount of indebtedness;

•	restrictive covenants in debt agreements limit the Company’s discretion to operate the business;

•	significant domestic and international competition;

•	macroeconomic pressures such as inflation and interest in the markets in which the Company operates;

•	increased use of competitive products;

•	a protracted fall in steel prices resulting in reduced revenue and/or further impairment of assets;

•	excess capacity, resulting in part from expanded production in China and other developing economies;

•	protracted declines in steel consumption caused by poor economic conditions in North America or by the deterioration of the financial position of the Company’s key customers;

•	increases in annual funding obligations resulting from the Company’s under-funded Pension Plans and Wrap Plan (each as defined in the AIF);

•	supply and cost of raw materials and energy;

•	impact of a downgrade in credit rating, including our access to sources of liquidity;

•	currency fluctuations, including an increase in the value of the Canadian dollar against the U.S. dollar;

•	environmental compliance and remediation;

•	unexpected equipment failures and other business interruptions;

•	a protracted global recession or depression;

•
changes in or interpretation of royalty, tax, environmental, greenhouse gas (“GHG”), carbon, accounting and other laws or regulations, including potential environmental liabilities that are not covered by an effective indemnity or insurance;

•	risks associated with existing and potential lawsuits and regulatory actions against the Company;

•	impact of disputes arising with our partners;

•
the Company’s ability to implement and realize its business plans, including its ability to fully implement, stabilize and optimize electric arc furnace (“EAF”) steelmaking operations and realize the anticipated operational, financial and strategic benefits of the transformation;

•	the Company’s ability to operate the EAF and related melt shop and downstream equipment at sustainable production rates consistent with planned capacity, quality specifications and cost performance;

•	expected increases in liquid steel capacity and productivity as a result of the transformation to EAF steelmaking;

•	expected cost savings associated with the transformation to EAF steelmaking;

•	reliance on a single primary steelmaking route following the cessation of blast furnace operations

•
the realization, measurement and regulatory recognition of expected reductions in carbon dioxide (“CO₂”) emissions associated with the transition to EAF steelmaking, including impacts on carbon compliance obligations, carbon pricing regimes and government support arrangements such as the Federal SIF EAF Loan (as defined in the AIF);

•
the availability, reliability and cost of electrical power required for EAF operations, including the risks that higher cost of internally generated power and market pricing for electricity sourced from our current grid in Northern Ontario could have an adverse impact on our production and financial performance;

•
the timing and completion of planned local and regional electricity transmission and distribution infrastructure upgrades necessary to support the Company’s long-term power requirements, including the risk of delays, capacity constraints or changes in project scope;

•	the potential for Indigenous rights, claims, consultation requirements or related matters to affect ongoing operations, infrastructure, energy supply arrangements or future development initiatives;

•	risks relating to scrap pricing, metallics supply, consumable usage and overall conversion costs;

•	access to an adequate supply of the various grades of steel scrap;

•	the risks associated with the steel industry generally;

•	economic, social and political conditions in North America and certain international markets;

•	changes in general economic conditions, including ongoing market uncertainty and global geopolitical instability;

•	risks associated with inflation rates;

•	risks inherent in the Company’s corporate guidance;

•	failure to achieve cost and efficiency initiatives;

•	risks inherent in marketing operations;

•	risks associated with technology, including electronic, cyber and physical security breaches;

•	construction risks, including delays and cost overruns;

•	the availability of alternative metallic supply;

•	decommissioning and environmental risks associated with closed blast furnace and coke oven facilities
•	business interruption or unexpected technical difficulties, including impact of weather;

•	counterparty and credit risk;

•	labor interruptions and difficulties; and

•	changes in capital markets.
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
Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”).
INCORPORATED DOCUMENTS
Annual Information Form
The Company’s AIF is filed as
Exhibit 99.1
to this Annual Report.
Management’s Discussion and Analysis
The Company’s management’s discussion and analysis for the year ended December 31, 2025 (“MD&A”) is filed as
Exhibit 99.2
to this Annual Report.
Audited Financial Statements
The Company’s consolidated financial statements and the reports of independent registered public accounting firm thereon for the year ended December 31, 2025 and the nine month period ended December 31, 2024 are filed as
Exhibit 99.3
to this Annual Report.*
* The Company changed its fiscal
year-end
from March 31 to December 31 during the period prior to the period covered by this Annual Report.
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025.

The Company’s independent registered public accounting firm, Deloitte LLP, have audited the consolidated financial statements included in this annual report and have issued a report dated March 11, 2026. They have also audited the Company’s internal control over financial reporting as of December 31, 2025, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
C. Attestation report of the registered public accounting firm
. Deloitte LLP’s attestation report, “Report of Independent Registered Public Accounting Firm”, accompanies the Company’s consolidated financial statements for the year ended December 31, 2025, dated as at March 11, 2026, which are filed as Exhibit 99.3 to this Annual Report.
D. Changes in internal control over financial reporting
. During the period covered by this Annual Report, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the year ended December 31, 2025.
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
CODE OF ETHICS
The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the year ended December 31, 2025. The Code is posted on the Company’s website at ir.algoma.com. If there is an amendment to the Code, or if a waiver of the Code is granted to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Deloitte LLP acted as the Company’s independent registered public accounting firm (PCAOB ID No. 1208)
for the year ended December 31, 2025. See the section entitled “Audit Committee Information - External Auditor Service Fees” in the Company’s AIF, which is filed as Exhibit 99.1 to this Annual Report, for the total amount billed to the Company by Deloitte LLP for services performed in the last two fiscal periods by category of service (for audit fees, audit-related fees and tax fees).
AUDIT COMMITTEE
PRE-APPROVAL
POLICIES AND PROCEDURES
See the section entitled “Audit Committee Information -
Pre-Approval
Policies and Procedures” in the Company’s AIF, which is filed as Exhibit 99.1 to this Annual Report. No audit-related fees, tax fees or other non-audit
fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule
2-01
of Regulation
S-X.
OFF-BALANCE
SHEET ARRANGEMENTS
During the year ended December 31, 2025, the Company did not have any commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons (which are not otherwise discussed in its Management’s Discussion and Analysis for the year ended December 31, 2025, which is filed as Exhibit 99.2 to this Annual Report) that have or are reasonably likely to have a material current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources of the Company.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Board has a separately designated standing Audit Committee that satisfies the requirements of Exchange Act Rule
10A-3.
The Company’s Audit Committee is comprised of James Gouin, Andy Harshaw, Sanjay Nakra, Melinda J. Newman and Sean Donnelly, all of whom the Board has determined to be independent (as determined under Rule
10A-3
of the Exchange Act and the Nasdaq listing standards) and financially literate.
CORPORATE GOVERNANCE PRACTICES
There are certain differences between the corporate governance practices applicable to the Company and those applicable to U.S. companies under the Nasdaq listing standards. A summary of the significant differences can be found on the Company’s website at ir.algoma.com.
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
The Company has filed an Appointment of Agent for Service of Process and Undertaking on Form
F-X
with respect to the class of securities in relation to which the obligation to file this Annual Report arises.

EXHIBIT INDEX

Exhibit No.	Description

97	Algoma Steel Group Inc. Clawback Policy, incorporated by reference to Exhibit 97 of the Company’s annual report on Form 40-F filed with the Commission on June 21, 2024 (Commission File No. 001-40924)

99.1	Annual Information Form for the year ended December 31, 2025

99.2	Management’s Discussion and Analysis for the year ended December 31, 2025

99.3	Consolidated financial statements for the year ended December 31, 2025 and the nine month period ended December 31, 2024

99.4	Certificate of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Deloitte LLP

101	Inline Interactive Data File (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Exchange Act, Algoma Steel Group Inc. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 11, 2026

ALGOMA STEEL GROUP INC.

By:	/s/ Rajat Marwah
Name: Rajat Marwah
Title: Chief Executive Officer